FOR IMMEDIATE RELEASE                                                                                                                                                                                                                                                                                                                               NEWS RELEASE

CANALASKA URANIUM FINDS NEW TARGET - EXTENDS DRILLING AT COLLINS BAY EXTENSION PROJECT AND APPOINTS REGIONAL MANAGER

Vancouver, Canada, March 1st, 2010 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) is pleased to report that drilling is now underway on the Fife Island target on the Collins Bay Extension Project, and that additional drilling is planned for a second, large and well-defined conductivity/gravity anomaly target located due east of the Collins Bay-Eagle Point Mine.  Operations staff has also been increased to manage the current extensive operations.

 Collins Bay Extension  - $0.6Mil. program, 5-7 drill holes

In July 2009, the Company acquired the Collins Bay Extension property from Bayswater Uranium Corporation (see News Release - July 15 2009).  The project is immediately adjacent to the current producing underground Eagle Point mine and the past producing open pit  mines of Collins Bay and Rabbit Lake, mined by Cameco Corporation and its predecessors.

In September 2009, CanAlaska’s field crews mapped and sampled mineralization in the Fife Island area north of the Eagle Point mine, and along the same geological trend in preparation for the winter drill program.

CanAlaska is currently drill-testing the structurally-controlled uranium mineralization intersected in historical Minatco drill holes (1984) MWLD8 to MWLD13.  The best of these historical holes intersected 0.152 per cent U3O8 over four metres (over three pounds per ton U3O8), along an offset structure on the northern part of Fife Island, in an area designated as the Vic zone.

The drill target is at shallow depth (110 metres) and will be tested with at least five holes adjacent and below the intersection.  Additional drill holes are planned for the on-strike extension of the structural splay.

Drill Target January 2010
"Vic Zone"
Eagle Point
Collins Bay Deposit
McClean Lake Mine
Rabbit Lake
Blue Island Target
VTEM Lines
0
1 Km
Bouguer Gravity
Low Density
Features
VTEM Lines
Legend
Uranium Deposits
Uranium Showings
Collins Bay Extension Claims
Cameco/Areva Claims
Other Mineral Dispositions
Roads
Lakes
Rivers
0
2.5
5
10
Kilometres
CanAlaska Uranium Ltd.
Collins Bay Extension
2010 Drill Program
Property Location Map
DATUM: UTM NAD 83. Zone 13
Scale: 1: 300 000
Date: Feb 25, 2010
Drawn by: TMS/AS

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Second Target Area (Blue Island):

The new target, south-west of Blue Island was identified from the VTEM airborne geophysical survey completed in 2007.  In house inversion of the data defined two large zones (700m x 500m) of very high conductivity in basement rocks, located below conductive lake sediments, and straddling an east-west magnetic structural trend.  Detailed gravity surveys across the target in January 2010 have confirmed a large gravity low associated with each of the deeper conductive zones.

The target area defined by the VTEM and Gravity surveys is shown in Figure 1, along with images of the gravity and VTEM responses.  The Company intends to carry out a drill program comprising a minimum of three exploratory holes to depths of 400 to 500 metres to test the target zone during the next four weeks.

Winter Program Update:

CanAlaska is currently undertaking uranium exploration utilizing five drill rigs across the Athabasca Basin.  Two of these drills are operating at the West McArthur Project, a 50/50 joint venture between the Company and Mitsubishi Corporation under a budgeted Cdn$3.5 mil. programme.  A further two drills are operating at the Cree East Project, under a Cdn$3,0 mil. program fully funded by the Korean Consortium comprising of Hanwha Corporation, SK Energy Co. Ltd., Korea Resources Corporation and Korea Electric Power Corporation.  The fifth drill rig is situated on the Collins Bay project.  With the extension of drilling at Collins Bay Extension Project, further drills are being evaluated for potential exploration during the winter season at the Helmer Project., South-West of Fond du Lac.

New Regional Operations Manager

The Company is also pleased to report that Mr. Grant Nimeck P, Geophys,.,P. Geo., has been appointed Regional Operations Manager and will co-ordinate CanAlaska’s Project activities from the Company’s Saskatoon Field Office.  Mr. Nimeck has been involved with uranium exploration in Saskatchewan as a geophysicist since 1984, and has held long-term positions with AMOK (Cogema) and Cameco Corp., and most recently, with AREVA Resources.  President Peter Dasler commented “Grant has extensive knowledge of the geology and field operations in the Athabasca Basin, and has excellent skills as a geophysicist and manager for our operations.  Grant will continue his part time involvement as a principal with Living Sky Geophysics Inc., a company which CanAlaska has been using to review and evaluate its geophysical targets.  The scope and opportunities for further uranium discoveries are a driving force for the whole CanAlaska Team.”

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and three optioned uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$60 million exploring its properties and has delineated multiple uranium targets.

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CanAlaska's geological expertise and high exploration profile has attracted the attention of major international strategic partners.  Among others, Japanese conglomerate Mitsubishi Corporation has provided the Company C$11 mil. in exploration funding to earn a 50% ownership interest in the West McArthur Project.  Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd., in which the Korean Consortium presently holds a 40.6% ownership interest.  Other Company projects in the Athabasca Basin scheduled for drill testing during this Winter 2010 season include McTavish, Collins Bay Extension and Fond Du Lac.

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211

Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

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